99.1

MindWalk Advances Universal Influenza Program with a Breakthrough Functional Insight

Validated Across Influenza A and Influenza B, Including H3N2 Subclade K and Zoonotic Influenza A Subtypes H5, H7, H9

AUSTIN, Texas – January 9th, 2026 - MindWalk Holdings Corp. (NASDAQ:HYFT) (“MindWalk” or the “Company”), a Bio-Native AI therapeutic research and technology company, today announced an advance in its universal influenza program following the identification of a breakthrough functional constraint that persists across influenza viruses despite continual evolution.

Using its patented HYFT® Deep Data technology, MindWalk identified a functional pattern embedded in influenza biology that remains intact beneath surface-level genetic change. When MindWalk examines what does not change, it is not referring to conserved genetic sequences. It refers to preserved biological constraints; the biophysical requirements influenza must satisfy for infection.

Influenza remains a major global health threat because influenza viruses continually alter immune-exposed regions of surface proteins, eroding durable protection and forcing reactive vaccine redesign. Current U.S. surveillance reflects unusually high influenza activity, described in public reporting as the highest level in approximately 25 years.

Why Influenza Keeps Beating Conventional Vaccines

Most influenza research relies on tracking genetic variation. Researchers align sequences, score similarity, and catalog mutations. These methods support surveillance, yet they often miss deeper functional constraints because they operate at the level influenza changes readily.

MindWalk’s HYFT pattern technology works without sequence alignment, capturing multi-dimensional functional fingerprints that encode geometry, stability, and biophysical constraints. This reveals functional logic that remains stable even when sequence variation obscures it. This is a layer influenza is constrained from altering without loss of core function required for infection.

Validation Across Influenza A Subtypes and Influenza B Lineages

Using its proprietary HYFT pattern framework, MindWalk evaluated the identified functional constraint across influenza A and influenza B datasets spanning multiple hosts.

The HYFT-defined pattern was confirmed across currently circulating influenza A viruses, including viruses classified within H3N2 subclade K, a genetic subgroup under active global surveillance. The same strict functional pattern was also observed across avian influenza A datasets spanning subtypes H5, H7, and H9, indicating preservation of this constraint across both human and avian influenza backgrounds.

MindWalk expanded this analysis beyond influenza A to include influenza B, evaluating representative references from both influenza B lineages, Victoria and Yamagata, and again observed the same strict HYFT-defined functional pattern. In addition, assessment of a representative swine-origin influenza A H1N1 dataset yielded the same result.

Taken together, MindWalk has now identified this conserved HYFT pattern across:
• Influenza A in human datasets, including H3N2 and H3N2 subclade K
• Influenza A in avian datasets, spanning subtypes H5, H7, and H9
• Influenza A in swine-associated datasets, including H1N1
• Influenza B across both Victoria and Yamagata lineages

Across the influenza datasets evaluated to date, MindWalk has not observed a different way for influenza to meet this functional requirement within the constraints analyzed. These results support the conclusion that the identified pattern reflects an evolutionary constraint shared across influenza A and influenza B, rather than a strain-specific or sequence-dependent feature.

“Influenza constantly rewrites its genetic script, but it remains tightly constrained by the physics required for infection,” said Jennifer Bath, Ph.D., CEO of MindWalk. “Our HYFT technology allows us to identify those constraints and design directly against them.”

From Discovery to Biological Reasoning and Rational Vaccine Design

This advance builds directly on MindWalk’s prior work in rational vaccine design and further supports its Bio-Native AI and Deep Data approach. Rather than predicting outcomes from incomplete inputs, MindWalk’s LensAI™ platform, using the core HYFT technology, captures and reasons over biological context, linking sequences, functions, experimental outcomes, and scientific evidence into a continuously learning system.

By reasoning directly from biological constraints, MindWalk aims to improve decision quality, reduce downstream failure, and increase the expected value of drug discovery programs.

“Influenza has been studied for decades, yet researchers kept looking at what changes instead of what does not,” said Dirk Van Hyfte MD, PhD, Chief Technology Officer of MindWalk. “HYFT technology let us step outside sequence thinking and identify a functional constraint influenza must preserve for infection. Once you see that layer, the problem stops being about prediction and starts being about design.”

Influenza Program Development and Out-Licensing Strategy

MindWalk intends to advance its influenza program through a phased, capital-efficient development pathway built around program-level segregation. Platform-derived programs are structured as standalone development portfolios, allowing capital, risk, and decision-making to align with each individual asset while preserving the integrity of MindWalk’s core discovery platform.

Under this approach, the influenza program will progress through additional pre-clinical validation and IND-enabling work within its own dedicated portfolio. This structure is designed to support focused investment, clear value inflection points, and efficient governance as the program advances.

Following IND-enabling activities and sufficient pre-clinical de-risking, MindWalk plans to out-license the influenza program or enter into strategic development partnerships with global pharmaceutical companies with the scale and infrastructure to advance late-stage development and commercialization. MindWalk also expects to support discussions regarding potential strategic investments and other financing alternatives for the program.

About MindWalk

MindWalk is a Bio-Native AI therapeutic research and technology company. Through its LensAI platform and patented HYFT technology, MindWalk generates proprietary biological pattern intelligence designed to support rational vaccine and therapeutic discovery.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “targets,” “seeks,” “potential,” or similar expressions, or by statements that certain actions, events, or results are expected to occur or be achieved. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s influenza research findings and their interpretation; the identification, characterization, and relevance of HYFT patterns; the scope of the Company’s universal influenza program, including intended breadth across influenza A and influenza B and across seasonal and zoonotic strains; the initiation, design, timing, and results of planned wet-lab validation activities; the ability to translate the reported findings into immunogens, vaccine candidates, or other development assets; the ability to demonstrate immune accessibility, immunogenicity, safety, breadth, and durability in preclinical studies and, if pursued, clinical settings; the timing and outcome of future development decisions; and the Company’s ability to pursue, structure, or complete strategic investments, financing alternatives, collaborations, partnering arrangements, or licensing transactions related to the program.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events and Company performance. Forward-looking statements involve known and unknown risks, uncertainties, and other factors that cause actual results, performance, or achievements to differ materially from those expressed or implied. These factors include, among others: the preliminary nature of computational analyses and in silico observations; limitations in available data, sampling, and surveillance inputs; the risk that laboratory studies do not replicate or validate the reported findings; uncertainty regarding whether the identified pattern is immune accessible or yields protective immune responses; risks inherent in vaccine discovery and development, including antigen design, formulation, delivery, manufacturability, stability, and scale-up; the risk that a candidate does not demonstrate acceptable safety, tolerability, immunogenicity, breadth, or durability in preclinical studies or clinical settings; the risk of viral evolution and immune escape that reduces effectiveness; regulatory requirements and uncertainties, including requirements for preclinical packages and clinical trial design; dependence on third-party manufacturers, laboratories, collaborators, suppliers, and other service providers; the need for additional capital and the availability, terms, and timing of strategic investments or other financing alternatives; the ability to enter, maintain, and enforce collaborations, partnering arrangements, or licensing transactions on acceptable terms; intellectual property risks, including the ability to obtain, maintain, defend, and enforce patent and other proprietary rights; competitive developments; and broader economic, market, geopolitical, or regulatory conditions.

Additional information about these and other risks and uncertainties is set out in the Company’s Annual Report on Form 20-F, as amended, for the fiscal year ended April 30, 2025, available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar.

Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to update or revise any forward-looking statements to reflect new information, future events, or otherwise.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investor Contact

Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkAI.com